Registration No. 333- 40114

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 2
to
FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	71-0581897 (I.R.S. Employer Identification Number)

P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Address, including zip code, and telephone number of principal executive offices)

2000 ASSOCIATE STOCK OPTION PLAN
OF ACXIOM CORPORATION
(Full title of the plan)

Charles D. Morgan
Chairman of the Board and President
(Company Leader)
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Jeffrey J. Gearhart
Kutak Rock LLP
425 West Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.10 Par Value[1]	2,000,000[2]	$ 17.10	$ 34,200,000	$ 3,416.40 [3]

(1)   Preferred Stock Purchase Rights of Acxiom Corporation ("Acxiom") are attached to and trade with the Acxiom Common Stock.

(2)   Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares that may become subject to the 2000 Associate Stock Option Plan of Acxiom Corporation as a result of anti-dilution provisions of the plan.

(3)   The registration fee has been computed in accordance with paragraphs (c) and (h) of Rule 457, based upon the average of the reported high and low sales prices of shares of Acxiom Common Stock on Nasdaq on August 16, 2002.

INCORPORATION OF PREVIOUS REGISTRATION STATEMENT BY REFERENCE

The contents of the previous Registration Statement on Form S-8, Registration No. 333-40114, as amended by Post Effective Amendment No. 1, Registration No. 333-68620, previously filed with the Securities and Exchange Commission by Acxiom Corporation ("Acxiom") are incorporated herein by this reference.

Our consolidated financial statements as of March 31, 2002 and 2001 and for the years then ended included in our annual report on Form 10-K for the year ended March 31, 2002 and incorporated by reference into this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been incorporated herein by reference in reliance upon the report of Arthur Andersen LLP. Acxiom generally is required to obtain a current written consent from Arthur Andersen in order to include their audit reports for the 2002 and 2001 financial statements in this registration statement. While Arthur Andersen provided a consent with respect to these financial statements in connection with previous filings, Arthur Andersen informed us that due to its current status it was not in a position to provide an updated consent required by the filing of an amendment to the registration statement. Therefore, in reliance on the temporary relief provided by the SEC under Securities Act Rule 437(a), we have filed this amendment to the registration statement without including an updated written consent of Arthur Andersen. Arthur Andersen's failure to deliver a currently dated written consent will pose a limitation on your ability to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in the registration statement, including the 2002 and 2001 financial statements covered by their reports. In addition, Arthur Andersen's conviction on June 15, 2002 of federal obstruction of justice charges, and Arthur Andersen's subsequent notification to the SEC that Arthur Andersen will cease practicing before the SEC by August 31, 2002, adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen's audit of our financial statements.

Our consolidated financial statements for the year ended March 31, 2000 included in our annual report on Form 10-K for the year ended March 31, 2002 and incorporated by reference into this prospectus have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been incorporated herein by reference in reliance upon the report of KPMG LLP.

REGISTRATION OF ADDITIONAL SECURITIES

Acxiom has previously registered an aggregate 9,400,000 shares of its Common Stock, $0.10 par value, issuable under the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan"). On August 7, 2002, the stockholders of Acxiom approved an amendment to the Plan, increasing the number of shares of Common Stock issuable thereunder from 9,400,000 to 11,400,000. This Registration Statement is being filed pursuant to General Instruction E to Form S-8 to register such additional shares issuable under the Plan.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

5.1   Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith)

23.1   Consent of Kutak Rock LLP (included in the opinion filed as Exhibit 5.1 herewith)

23.2   Consent of KPMG LLP (filed herewith)

24.1   Powers of Attorney

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on August 23, 2002.

ACXIOM CORPORATION

By:＿＿＿/s/ Catherine L. Hughes＿＿＿＿＿＿＿＿＿＿＿
　　　　　Catherine L. Hughes
　　　　　Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated, on August 23, 2002:

Signature	Title
/s/ Wesley K. Clark* (Wesley K. Clark)	Director
/s/ Dr. Ann Hayes Die* (Dr. Ann Hayes Die)	Director
/s/ William T. Dillard II* (William T. Dillard II)	Director
/s/ Harry C. Gambill* (Harry C. Gambill)	Director
/s/ William J. Henderson* (William J. Henderson)	Director
/s/ Rodger S. Kline* (Rodger S. Kline)	Director and Company Operations Leader
/s/ Thomas F. (Mack) McLarty, III* (Thomas F. (Mack) McLarty, III)	Director
/s/ Charles D. Morgan* (Charles D. Morgan)	Chairman of the Board and Company Leader (principal executive officer)
/s/ Stephen M. Patterson* (Stephen M. Patterson)	Director
/s/ Jefferson D. Stalnaker (Jefferson D. Stalnaker)	Company Financial Operations Leader (principal financial and accounting officer)
/s/ James T. Womble* (James T. Womble)	Director and Division Leader

*By:＿＿/s/ Catherine L. Hughes＿＿＿＿＿＿＿＿
　　　　(Catherine L. Hughes, Attorney-in-Fact)

INDEX TO EXHIBITS

Number	Exhibit
5.1	Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith).
23.1	Consent of Kutak Rock LLP (included in the opinion in Exhibit 5.1).
23.2	Consent of KPMG LLP (filed herewith).
24.1	Powers of Attorney.

Exhibit 5.1

August 23, 2002

Acxiom Corporation
1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203 - 8180

    Re: REGISTRATION ON FORM S-8 OF SHARES OF COMMON STOCK PAR VALUE $.10 PER SHARE, OFFERED PURSUANT TO THE 2000 ASSOCIATE STOCK OPTION PLAN OF ACXIOM CORPORATION

Ladies and Gentlemen:

We are acting as counsel to Acxiom Corporation, a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, of up to 2,000,000 additional shares (the "Shares") of common stock, par value $.10 per share, of the Company issuable under the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan").

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. Based on such examination and on the assumptions set forth below, we are of the opinion that the Shares to be offered and sold, when issued and delivered in accordance with the terms and provisions of the Plan, against receipt of the consideration provided for therein, will be validly issued, fully paid, and nonassessable.

In rendering this opinion, we have (i) assumed and have not independently verified (a) the due authorization, execution and delivery of the Plan, (b) that all signatures on all certificates and other documents examined by us are genuine, and that, where any such signature purports to have been made in a corporate, governmental or other capacity, the person who affixed such signature to such certificate or other document had authority to do so, and (c) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies and (ii) as to certain factual matters, relied upon certificates of public officials and of the Company and its officers and have not independently checked or verified the accuracy of the factual statements contained therein. In addition, our examination of matters of law has been limited to the General Corporation Law of the State of Delaware, and the Delaware case law decided thereunder, and the federal laws of the United States of America, in each case in effect on the date hereof.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ Kutak Rock LLP

Exhibit 23.2

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Acxiom Corporation:

We consent to the incorporation by reference in this Post Affective Amendment No. 2 to the Registration Statement on Form S-8 of our report on the consolidated statements of operations, stockholders' equity and cash flows of Acxiom Corporation and subsidiaries for the year ended March 31, 2000, which is incorporated by reference in the March 31, 2002 annual report on Form 10-K of Acxiom Corporation.

/s/ KPMG LLP

Dallas, Texas
August 20, 2002

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes and Robert S. Bloom, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the issuance and sale of up to 2,000,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan"), and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 23rd day of May, 2002.

Signed: /s/ Wesley K. Clark
Name: WELSEY K. CLARK

Signed: /s/ Ann Hayes Die
Name: ANN HAYES DIE

Signed: /s/ William T. Dillard II
Name: WILLIAM T. DILLARD II

Signed: /s/ Harry C. Gambill
Name HARRY C. GAMBILL

Signed: /s/ William J. Henderson
Name: WILLIAM J. HENDERSON

Signed: /s/ Rodger S. Kline
Name: RODGER S. KLINE

Signed: /s/ Thomas F. (Mack) McLarty, III
Name: THOMAS F. (MACK) McLARTY, III

Signed: /s/ Charles D. Morgan
Name: CHARLES D. MORGAN

Signed: /s/ Stephen M. Patterson
Name: STEPHEN M. PATTERSON

Signed: /s/ James T. Womble
Name: JAMES T. WOMBLE